Filed by Alcan Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933,
                             as amended, and deemed filed pursuant to Rule 14d-2
                             of the Securities Exchange Act of 1934, as amended.

                                                  Subject Company: Pechiney
                                                   Registration Statement No. 333-106851
                                                              Date: September 29, 2003

Further information

Alcan has filed with the Securities and Exchange Commission a registration statement to register the Alcan Common Shares to be issued in the proposed transaction, including related tender/exchange offer materials. Investors and Pechiney securityholders are urged to read the registration statement and related tender/exchange offer materials (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and Pechiney securityholders may obtain a free copy of the registration statement and related tender/exchange offer materials (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov and Pechiney securityholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Alcan.

This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of Pechiney, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation of offers to buy Alcan Common Shares will only be made pursuant to a prospectus and related materials that Alcan expects to send to Pechiney securityholders. These securities may not be sold, nor may offers to buy be effected prior to the time the registration statement becomes effective. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statement

Certain statements made in this communication are forward-looking statements. Although Alcan's management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forward-looking statements by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed under "Cautionary Statement Concerning Forward-Looking Statements " and "Risk Factors" in the preliminary prospectus included in the registration statement we have filed with the SEC in connection with our proposed offer for certain securities of Pechiney. See the previous paragraph for information about how you can obtain a free copy of the registration statement.

Press Release	A

FOR IMMEDIATE RELEASE

The French Conseil des Marchés Financiers (CMF) declares Alcan's Improved Offer Receivable

Montréal, Canada - September 29, 2003 - Alcan Inc. [NYSE, TSX: AL] is pleased to acknowledge the decision of the Conseil des Marchés Financiers (CMF) declaring Alcan's improved offer for Pechiney [NYSE: PY, PARIS: PEC], filed last September 15, to be "receivable".

This decision follows upon constructive discussions held between the CMF and Alcan over the last few days. The dialogue has allowed Alcan to provide the CMF with the required explanations surrounding the terms of its improved offer, which was previously recommended for acceptance by Pechiney's Board of Directors, and to amend it in response to certain points raised by the CMF.

The receivability decision will allow the revised offer to be presented to the Pechiney shareholders, giving them access to terms substantially improved over Alcan's original offer as filed on July 7.

The terms of the improved offer can be found in the appendix that accompanies this news release.

Alcan is a multinational, market-driven company and a global leader in aluminum and packaging, as well as aluminum recycling with 2002 revenues of US$12.5 billion. With world-class operations in primary aluminum, fabricated aluminum as well as flexible and specialty packaging, Alcan is well positioned to meet and exceed its customers' needs for innovative solutions and service. Alcan employs 54,000 people and has operating facilities in 42 countries.

Media contact	Investor contact
Joseph Singerman	Corey Copeland
+1 514 848-1355	+1 514 848-8368

Final Terms of Alcan's Improved Offer

The improved tender offer filed by Alcan Inc. on September 15, 2003 as amended on September 29, 2003, has been approved today by the French Conseil des Marchés Financiers.

Alcan's revised offer is now as follows:

Alcan will exchange, for each Pechiney common share or 10 Pechiney Bonus Allocation Rights, a cash amount of 24.6 euros and a number of Alcan common shares equal to:

(i)	0.8358, if the Average Value is lower than or equal to 27.4 euros;
(ii)	the ratio between 22.9 and the Average Value, if the Average Value is greater than 27.4 euros and lower than 38.16 euros, or
(iii)	0.6001, if the Average Value is equal to or greater than 38.16 euros.

Alcan retains the option, subject to agreement of the presenting banks, to substitute an equivalent amount of cash in place of part or all of the Alcan common shares to be issued as consideration in the Offer, valued at the Average Value and not at the Reference Value.

Alcan's public tender offer on the OCEANE remains unchanged.

An Additional Price of 1 euro per Pechiney common share, 0.1 euro per Pechiney Bonus Allocation Right and 0.4 euro per Pechiney OCEANE may be paid by Alcan if the number of Pechiney securities tendered into the offer represents more than 95% of the fully diluted capital and voting rights of Pechiney.

By valuing Alcan common shares at the Average Value, the value of the Offer made to Pechiney shareholders shall be equal to 47.5 euros (increased, where applicable, by one euro of Additional Price) if the Average Value is between 27.4 euros and 38.16 euros. The value of the Offer could be lower than 47.5 euros if, on account of the evolution of the price of the Alcan common shares and of the US$/€ exchange rate, the Average Value was lower than 27.4 euros. In the same manner, the value of the Offer could be greater than 47.5 euros if the Average Value were greater than 38.16 euros. On account of these changes, it is specified by way of example that:

  If the Average Value is equal to 45 euros, Pechiney shareholders shall receive, for each Pechiney common share tendered to the Offer, 24.6 euros in cash and a Share Component of the Offer of 0.6001 Alcan common share. In such case, the value of the Offer made to Pechiney shareholders shall be 51.6 euros (increased where applicable by 1 euro of additional price).

  If, in the above example, Alcan decided to replace part of the common shares by a cash amount of 3 euros valued at the Average Value, a Pechiney shareholder would receive 27.6 euros in cash (i.e., 24.6 euros plus 3 euros) but will only receive 0.5334 Alcan common share (i.e., 0.6001 minus the result of the division of 3 euros by the Average Value of 45 euros) instead of 0.6001 Alcan common share. One should note that in this example, the value of the Offer after substitution, on the basis of the Average Value, will remain equal to 51.6 euros.

The theoretical value of the Offer will not be affected by Alcan's decision to substitute part of all of the Share Component of the Offer by cash and this, regardless of the amount of such substitution.

It is specified that initial capitalized terms not otherwise defined in this press release shall have the meaning set forth in Alcan's press releases of September 15 and 18, 2003.